Exhibit 99.1

Strongbridge Biopharma plc Secures $53 Million Financing From CRG

~ Financing Comprised of $50 Million Credit Facility and $3 Million Equity Investment ~

~ Simultaneously Retiring Existing Debt ~

~ Funds Received at Close Provide Sufficient Cash Under Current Operating Plan to Extend Cash
Runway to Positive Cash Flow ~

Dublin, Ireland and Trevose, Pa., July 17, 2017 — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today announced that it has entered into a $50 million senior credit facility with CRG LP (“CRG”), a healthcare-focused investment firm, to retire its existing debt facility and provide additional capital for the Company.  Strongbridge initially borrowed $40 million under the term loan agreement and has the option to borrow an additional $10 million based upon the achievement of certain revenue milestones on or prior to June 30, 2018. Concurrent with this first tranche, CRG purchased $3 million of the Company’s ordinary shares at a price of $6.98 per share.

“We are pleased to have both the support and confidence of CRG, a premier partner known for its strategic investments to support the growth of healthcare companies,” said Matthew Pauls, chief executive officer of Strongbridge. “We executed this financing to transform the financial outlook of the Company by fully funding our operating plan until we attain positive cash flow. The funds received at closing provide sufficient resources for us to build upon the early uptake and demand that we are seeing for KEVEYIS® (dichlorphenamide), and to fund RECORLEV™ (levoketoconazole) through potential regulatory approval and launch,” Pauls added.

“Strongbridge is in a unique position to address major areas of unmet need in rare disease,” said Luke Düster, managing director at CRG. “CRG looks forward to working with Strongbridge as they continue to build their global business and advance their product pipeline. Our due diligence has confirmed our belief that Strongbridge’s portfolio has great potential and that access to funds from this financing will help build value for the Company.”

The term loan agreement has a six-year term with three years of interest-only payments. The interest-only period may be extended to six years based upon the achievement of certain milestones during the first three years of the loan term. As a condition to the new credit facility, the Company issued warrants with a seven-year term to CRG to purchase 394,289 of the Company’s ordinary shares at an exercise price of $7.37 per share. After the retirement of existing debt and payment of expenses associated with the financing, Strongbridge intends to use the remainder of the upfront proceeds from the credit facility and equity investment for general corporate purposes and working capital.

Additional details regarding this financing will be available in the Company’s Current Report on Form 6-K to be filed with the Securities and Exchange Commission.

Armentum Partners served as financial advisor to Strongbridge for this transaction.

About Strongbridge Biopharma

Strongbridge Biopharma is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Strongbridge’s first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases. Strongbridge’s lead compounds include RECORLEV™ (levoketoconazole), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing’s syndrome, and veldoreotide, a next-generation somatostatin analog being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both RECORLEV and veldoreotide have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

About CRG

CRG is a premier healthcare-focused investment firm with more than $3.0 billion of assets under management across more than 45 portfolio companies. The firm seeks to commit between $20 to $300 million in each investment across the healthcare spectrum, including: medical devices, biopharmaceuticals, tools & diagnostics, services and information technology. CRG provides growth capital in the form of long-term debt and equity to support innovative, commercial-stage healthcare companies that address large, unmet medical needs. The firm partners with public and private companies to provide flexible financing solutions and world-class support to achieve exceptional growth objectives with minimal dilution. CRG maintains offices in Boulder, Houston and New York. For more information, please visit www.crglp.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties.  All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, future financial position, anticipated investments, costs and results, outcomes of product development efforts, status and results of clinical trials and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations

U.S.:

The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

Europe:

First House

Mitra Hagen Negård

+47 21 04 62 19

strongbridgebio@firsthouse.no

USA
900 Northbrook Drive
Suite 200
Trevose, PA 19053
Tel. +1 610-254-9200
Fax. +1 215-355-7389